FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 10, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

CNPJ 01.838.723/0001-27

A Publicly-held Company

NOTICE OF MATERIAL FACT

BRF – Brasil Foods S.A. (“BRF” – Bovespa: BRFS3; NYSE: BRFS) hereby announces, pursuant to the provisions of CVM (Brazilian Securities Commission) Instruction No 358/02 and Paragraph 4 of Article 157 of the Brazilian Corporations Act (Law No. 6.404/76), that the Company's management at the Board Meeting held on 02.09.2012 has decided that the wholly-owned subsidiary Sadia S.A. will be incorporated into its Parent BRF – Brasil Foods S.A. in 2012, in accordance to the following:

1.            Purpose of the Merger

1.1.       BRF holds all shares that represent the capital stock of Sadia S.A;

1.2.       Expected date of the merger  12.31.2012.

1.3.       The merger is part of the reorganization which started with the business combination between the two companies in 2009. Its main purpose is to accomplish the full integration of the BRF and Sadia businesses, seeking to maximize synergies and to rationalize activities, with consequent reductions in administrative and operating costs and increased productivity.

2.            Effects of Deliberation

2.1.       In compliance with the CPC 24 (Subsequent Events - IAS 10), and CPC 32 (Income Taxes - IAS 12), the decision to merge Sadia into BRF results in losses  of approximately R$215 million in the fiscal year of 2011 related to a valuation allowance for deferred income tax and social contribution over tax losses and negative base of social contribution on net income, which will not be utilized after the merger. The above value reflects Management's current best estimate.. The final value of the impact of the Sadia merger into BRF will be determined on December 31, 2012.

2.2.       The above provision shall not affect the value of the proposed dividends for the fiscal  year 2011, and its distribution through interest on equity.

2.3.         The administrative, operational, tax and legal savings and other synergies, as well as the total cost of the merger (including publications, reports, auditors, appraisers, consultants and lawyers) are being assessed by BRF and Sadia.

3.            General Information

3.1.     Since 100% of the shares that represent the capital of Sadia are the property of BRF, there will be no change to BRF equity, or determination of  exchange ratio which may be subject to comparison and/or the right to withdraw.

3.2.     With the merger, Sadia will cease to operate and its shares will be duly cancelled, in accordance with Article 226 of the Corporation Act, without any BRF shares being granted in lieu of shareholders rights.

3.3.     This decision of the Board shall be timely submitted to the Shareholders' Meeting according to legal provisions.

Sao Paulo, February 9, 2012

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 10, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director